800 Nicollet Mall BC-MN-HO4N	Kathleen L. Prudhomme Deputy General Counsel
Minneapolis, MN 55402	Direct line: (612) 303-3738
Fax: (612) 303-4223

January 8, 2010

Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	First American Funds, Inc.
SEC File No. 811-03313
Annual Report on Form N-SAR for the year ended August 31, 2009

Mount Vernon Securities Lending Trust
SEC File No. 811-21824
Semi-Annual Report on Form N-SAR for the period ended June 30, 2009

Dear Mr. Rupert:

This letter is in response to your comments on the above referenced reports on Form N-SAR, which you transmitted by telephone on January 5, 2010.  You noted that, in response to Item 74W, the mark-to-market net asset value per share for each money market fund was reported as $1.0000, and you asked whether these responses were correct.  You asked that, if such responses were not correct, we file amended Forms N-SAR.  You also asked that we check the response to Item 74W in the prior three reports on Form N-SAR for First American Funds, Inc. and the prior four reports on Form N-SAR for Mount Vernon Securities Lending Trust, and that we amend each such report if the response to Item 74W in such report was incorrect.

For each registrant, the response to Item 74W was incorrectly set forth in the most recently filed report on Form N-SAR.  The response was also incorrect in each of the prior reports referenced above, with the exception of the Mount Vernon Securities Lending Trust Annual Report on Form N-SAR for the year ended December 31, 2008.  Amended Forms N-SAR revising the incorrect responses are being filed with the Securities and Exchange Commission today.  The mark-to-market net asset values that are supplied in the filings are the values determined in connection with the last regular weekly shadow pricing conducted on or before the respective period end.

With respect to their amended N-SAR filings, First American Funds, Inc. and Mount Vernon Securities Lending Trust (together, the “Funds”) hereby acknowledge that:

1.	The Funds are responsible for the adequacy and accuracy of the disclosure in their respective filings.

Mr. Kevin Rupert
January 8, 2010

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings.
3.	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kathleen L. Prudhomme

Kathleen L. Prudhomme
Secretary
First American Funds, Inc.
Mount Vernon Securities Lending Trust